UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2025
Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06
Singapore 138498
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Grab Announces Updates to Its Senior Leadership

On September 2, 2025, Grab Holdings Limited (“Grab”) announced updates to its senior leadership. With effect from October 1, 2025, John Pierantoni will be designated as Chief Accounting Officer and Liam Barker will be designated as Group General Counsel.
John Pierantoni has served as our Global Corporate Controller since December 2021, leading our financial operations, corporate accounting and reporting, Sarbanes-Oxley Act compliance, and enterprise risk teams. His career includes extensive finance leadership experience at US-listed public companies, including his service as Chief Accounting Officer and Interim CFO at TrueCar, Inc., and as Chief Accounting Officer and Principal Financial Officer at eHealth, Inc. John also held key finance leadership positions at major entertainment companies such as Paramount Pictures and The Walt Disney Company. He began his career with over 10 years in public accounting at PricewaterhouseCoopers LLP, working in their New York, London, and Los Angeles offices. John earned a B.S. in Accounting from the Carroll School of Management at Boston College.
Liam Barker has led our Grab Financial Group Legal team since 2017, working as General Counsel for Grab's fintech, payments, insurance, and digital banking businesses. Since March 2024, Liam has been Grab’s Acting Group General Counsel. Prior to joining Grab, Liam was with PayPal and PricewaterhouseCoopers following twelve years of private practice with UK law firm Herbert Smith. He graduated in 1995 from Exeter University with an LL.B degree in Law and was admitted to the roll as a solicitor in England & Wales in 2001.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED
	By:	_/s/ Peter Oey____________________
Date: September 2, 2025		Name: Peter Oey
Title: Director and Chief Financial Officer